SENT VIA FAX AND EXPRESS MAIL

February 1, 2011

Craig D. Wilson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Visa Inc.

Form I0-K for the Fiscal Year Ended September 30, 2010

File No. 001-33977

Dear Mr. Wilson:

In connection with Visa Inc.’s (the “Company” or “Visa”) Form 10-K filed with the Securities and Exchange Commission (the “Commission” or the “Staff”) on November 19, 2010 (the “Form 10-K”), we are writing in response to the Staff’s comments as transmitted to the Company by letter dated January 20, 2011. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 1. Business

Government Regulation

Anti-Money Laundering and Anti-Terrorism, page 15

1.	We note in your disclosure that you are subject to OFAC regulations that restrict financial dealings with Cuba, Iran, Myanmar and Sudan. Please tell us why you have not included disclosure of restrictions related to Syria.

Cuba, Iran, and Sudan are subject to comprehensive OFAC embargoes. The Myanmar sanctions incorporate a broad proscription on the export of financial services. Syria is not subject to such OFAC sanctions. Unlike these other countries, the sanctions in place against Syria do not generally prohibit US persons, such as Visa, from engaging in transactions in or with Syria. Similar to our response dated February 4, 2008, to the SEC, the revenues generated from Syria remain an immaterial portion of the Company’s fiscal operating revenues. Additionally, the Company has complied with and continues to comply with all applicable laws with regard to Syria, and the Company does not believe there is a qualitative basis for finding that restrictions related to Syria are material to the Company or to investors.

Visa

P.O. Box 194607

San Francisco, CA 94119-4607

U.S.A.

2.	Please update us on your contacts with Iran, Syria, Sudan and Cuba, countries identified by the U.S. Department as state sponsors of terrorism, since your letters to us of August 21, 2007 and February 4, 2008. For instance, we note from a September 2008 news article that you extended your Money Transfer service to cardholders in Indonesia and Singapore, making it easier and more secure for people in 13 countries in Europe, Asia and the Middle East including Syria and several other countries to send and receive funds. We note that your website lists 10 branches of the Commercial Bank of Syria under the ATM locator section. Your response should describe any agreements, commercial arrangements, or other contracts you have had with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by these governments.

In your response, please include a discussion of indirect contact with these countries whether through affiliates, partners, clients or other indirect arrangements. For instance, we note from an October 2008 news release on your website that HSBC launched a Visa payWave-enabled debit card in the Middle East which represents an expansion of HSBC’s current credit card issuing relationship with Visa. According to the news release, HSBC was to begin issuing the Visa cards by early 2009 and we note that HSBC has business contacts with Iran and Sudan including have a representative office in Iran. We also note from an October 2009 news article that you and the National Bank of Kuwait partnered with Zain, a telecommunications operator in the Middle East and Africa to launch the first Near Field Communication mobile payment trial in the Persian Gulf. Zain provides communications services in Iran, Syria and Sudan and the National Bank of Kuwait began obtaining licenses to open a branch in Syria and has helped arrange funding for an expansion of a telecom company’s business operations in Sudan.

Our representations regarding our contacts, or lack of them, with Iran, Syria, Sudan, and Cuba provided on August 21, 2007 and February 4, 2008 remain accurate. Visa has no agreements, commercial arrangements or other contracts with the governments of Iran, Sudan or Cuba or with entities controlled by these governments.

We note that doing business with the government of Syria is generally permitted. However, we now have only one (compared to two mentioned in our August 21, 2007 letter to the SEC) member bank that is wholly-owned or majority-owned by the Syrian government. The Company believes that it recognized revenues of approximately $106,000 from Real Estate Bank in Syria in fiscal year 2010. We have no other agreements, commercial arrangements, or other contracts with the government of Syria or with entities controlled by it.

Specific to the 2008 news article, Visa would like to clarify that the 13 countries did not include Syria and would direct the SEC to the actual press release by Visa Inc. on July 30, 2008 (http://corporate.visa.com/media-center/press-releases/press807.jsp). The 13 countries referenced in our press release were France, Georgia, Greece, India, Indonesia, Kazakhstan, Malaysia, Russia, Singapore, Sweden, Switzerland, Ukraine and the United Arab Emirates.

Visa notes that the article referenced was published by Al Bawaba (Middle East) Ltd and was inaccurate.

Specific to our website that listed 10 branches of the Commercial Bank of Syria under the ATM locator section, the information was incorrect and out-dated. The Commercial Bank of Syria’s licenses were suspended in September 2007 pursuant to a decision by Visa. Following the designation of the Commercial Bank of Syria by the US Treasury under Section 311 of the USA PATRIOT Act as a “financial institution of primary money-laundering concern,” Visa required the Commercial Bank of Syria to undergo an independent audit of its anti-money laundering controls. When the bank did not comply by the date set, Visa suspended the licenses of the bank, resulting in the ceasing of all Visa activity associated with that entity. These ATMs do not accept Visa cards and have now been removed from our website.

Please refer to our response in Item 3 for a discussion of any indirect contacts with Iran, Cuba, Syria or Sudan.

3.	Please discuss the materiality of your contacts with Iran, Cuba, Syria or Sudan, as applicable described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Cuba, Syria and Sudan. Please also discuss the potential for reputational harm from your relationships with HSBC, Zain and the National Bank of Kuwait.

From a quantitative standpoint, the Company believes that its contacts with Real Estate Bank in Syria are de minimis. The Company’s total related revenues were approximately $74,000, $96,000, $106,000 and $16,000 for fiscal years 2008, 2009, 2010, and the quarter ending December 31, 2010, respectively. Visa has no assets or liabilities designated to Real Estate Bank. Compared to Visa Inc.’s 2010 operating revenues of approximately $8 billion, the revenues associated with Real Estate Bank are de minimis. In addition, from a qualitative standpoint, the Company believes that it complies with all applicable law with regard to Syria. As noted above, the Company has no direct contacts with Iran, Cuba, or Sudan. In summary, based on both quantitative and qualitative factors, the Company believes that any contacts with Iran, Cuba, Syria and Sudan would not be considered material to a reasonable investor in making an investment decision and, accordingly, these operations will not materially affect the Company’s reputation or share value.

As to indirect contacts through affiliates, clients, partners, or other arrangements, certain non-U.S. Visa members located in countries not subject to U.S. jurisdiction have very limited Visa activity with Visa branded cards in Cuba, Iran, Sudan and Syria. For each of the last three fiscal years, Visa recognized annual revenue of less than $3 million and $1 million in connection with Cuba and Syria, respectively. For the quarter ended December 31, 2010, Visa recognized revenue of less than $750,000 and $250,000, respectively in connection with these countries. Visa did not recognize more than $1,000 in revenue in connection with Iran or Sudan in any of these periods. Given the de minimis nature of this business and Visa’s compliance with applicable OFAC sanctions, Visa does not regard this as constituting a material investment risk either quantitatively or qualitatively.

Specific to potential for reputational harm from our relationships with HSBC, Zain and the National Bank of Kuwait, Visa does not foresee reputational harm due to the following reasons. Visa has a risk assessment process that is designed to ensure that the Visa system is not used to facilitate money laundering or terrorist financing. More specifically, Visa has conducted due diligence on HSBC and National Bank of Kuwait as clients. HSBC and National Bank of Kuwait are not licensed to issue Visa cards or acquire merchants out of Syria, Sudan or Iran. The Zain pilot was specifically engaged with Zain-Kuwait and the National Bank of Kuwait in October 2009 approximately four months after Zain’s mobile phone license was terminated by the Iranian Government per public news sources. Furthermore, the pilot through National Bank of Kuwait’s Visa license was limited to Kuwait. Visa feels confident that the risk of reputational harm is mitigated by the restricted authority given to the National Bank of Kuwait and Visa’s due diligence processes.

In summary, Visa, itself, has no operations, subsidiaries or affiliate entities in Cuba, Iran, Sudan or Syria (other than as disclosed above) and any arrangements by non-U.S. member banks with respect to such jurisdictions are de minimis, both individually and in the aggregate.

Item 7. Management’s Discussion and analysis of Financial Condition and Results of Operations

Contractual Obligations

Note (7), page 58

4.	We note that you have disclosed that the amount of your ultimate obligation cannot be reliably estimated and that the $267 million fair value of the Visa Europe put option does not represent the amount or an estimate of the amount of your obligation in the event of exercise. We also note, however, that in numerous instances in your filing you state that this obligation “could be several billion dollars or more.” Please explain why you have included no such statement within this footnote in light of its potential significance in the event of exercise.

We did not previously include this disclosure in the contractual obligations table on page 58 because we believed that it was adequately covered in the liquidity discussion on page 55. However, we acknowledge the benefit of also including this language in the table itself and therefore propose disclosing it in future filings.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13 – Settlement Guarantee Management, page 106

5.	We note that you refined your settlement risk policy during fiscal 2010 and that you have described settlement risk on page 12. Tell us what consideration you have given to disclosing in MD&A whether the changes made to your policy during fiscal 2010 are indicative of a significant trend in your business. Please explain the relationship between the current economic environment in which you operate and the reasons underlying your reduced exposure and collateral maintained at September 30, 2010.

We believe the disclosures in our MD&A are consistent with the overall objectives outlined in Reg. S-K Item 303, and provide management’s view into significant trends underlying the business. We do not believe that the refinements to our settlement risk policy create material variability in our fiscal 2010 results, nor are they expected to create material variability in our future financial results, as further discussed below. As such, we do not believe they are indicative of a significant trend in our business requiring further disclosure in MD&A. Rather, these policy refinements are simply reflective of enhanced risk management processes. As highlighted in our risk factors on page 31, from time to time, we review and revise our risk management methodology and inputs as necessary.

As disclosed in Note 13, during the fourth quarter of Fiscal 2010, we refined our policy for U.S. clients to decrease the number of safety margin days factored in calculating total exposure and increase the exposure threshold at which collateral is required. We concluded that these changes were appropriate given: (i) enhancements in the systematic information received from the US Conservators, the Federal Deposit Insurance Corporation (FDIC) and National Credit Union Administration (NCUA), most significantly the receipt of more timely information regarding financial institution closures, and (ii) greater decision making experience of Visa staff, primarily as a result of the increased number of bank failures during the recent economic crisis. This experience enables Visa to better assess when further risk control measures, such as blocking authorization of Visa transactions, should be initiated. These further risk control measures are described on page 12 of our Form 10-K.

It may seem counterintuitive for Visa to make these changes following a period characterized by such a difficult and uncertain economic climate. However, they represent refinements made in light of enhancements to both available information and our ability to assess risk. These changes in methodology were further supported by analytical review. In 2008, 2009 and 2010, a total of 40, 163, and 178 financial institutions, respectively, failed in the U.S. Although most of these institutions were Visa clients, we suffered no settlement losses as a result of their failures. This history indicates that our existing policies and procedures more than fully managed the settlement risk we undertook during this difficult economic period. An analysis of 2010 further indicates that had we applied our refined collateral methodology, we still would have expected no settlement losses to occur. Furthermore, our analysis indicated that over 99% of settlement exposure during this time would have been settled during the shortened safety margin day factor reflected in our revised methodology.

As we have incurred no settlement losses from financial institution failures during the reported periods and do not expect these refinements to our methodology to create material variability going forward, we do not believe that further discussion or disclosure in the MD&A is warranted.

Note 22 – Legal Matters, page 124

6.	You disclose that you have not established reserves or ranges of possible loss related to the proceedings and contingencies disclosed in Note 22 because “at this time in the proceedings, the matters do not relate to a probable loss and/or amounts are not reasonably estimable.” It would appear that given the age of several of these proceedings and contingencies that over time amounts may become more estimable. Tell us why considering the age of these proceedings your view continues to be that an estimate of reasonably possible additional losses cannot be made. See ASC 450-20-50 paragraphs 3 through 5 and Staff Accounting Bulletin Topic 5Y.

We believe our disclosures in Note 22 are fully consistent with the guidance in ASC 450-20-50 paragraphs 3 through 5, and related guidance in Staff Accounting Bulletin Topic 5Y. Specifically, the Company establishes an accounting reserve for contingent liabilities when a loss is deemed both 1) probable and 2) reasonably estimable, as required under ASC 450-20-25-2. When either or both of these criteria are not met, the Company also assesses whether disclosure should be made if there is at least a reasonable possibility that a loss, or additional losses, may be incurred. And consistent with ASC 450-20-50 paragraph 4, the Company discloses (i) the nature of the contingency and (ii) an estimate of the possible loss, range of loss, or a statement that such an estimate cannot be made.

In determining whether an estimate of possible loss or range of loss may be determined for disclosed matters, the Company undertakes a holistic review of each legal proceeding. The “age” of the case, in and of itself, is not relevant to the Company’s analysis. Rather, with the assistance of its counsel, the Company thoroughly analyzes the procedural posture and substance of each legal matter. This review may include facts revealed in discovery, substantive rulings by the court, advice of experts and counsel, information gleaned through settlement discussions, and many other data points. Based on its analysis, the Company then determines whether the amount of loss can be estimated.

A review of Note 22 shows that several of the Company’s legal matters have not recently experienced significant activity that could further inform the Company’s loss estimate analysis. In the general ebb and flow of litigation, there are often periods of inactivity. With respect to some of the matters described in Note 22, for instance, one case is “stayed” pending resolution of a related lawsuit; in another, the parties are awaiting the court’s ruling on motions to dismiss and a motion for class certification. In such periods of inactivity, little or no discovery takes place and settlement discussions are “on hold” or unproductive. In complex class action litigation – including some of the cases described in Note 22 – an extended timeline to resolution and long periods of inactivity are not atypical. Thus, despite the passage of time, the Company has not learned information that changes its assessment of whether an estimate of possible loss or range of loss can be made. Further, the ultimate outcome of the cause for inactivity, such as a court’s ruling, could have a significant impact on the litigation and the Company’s ability to estimate potential loss.

As such, the Company continues to believe that an estimate of reasonably possible losses cannot be made, except as indicated in Note 22.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 138

7.	We note that your principal executive office and principal financial officer concluded that your disclosure controls and procedures were effective. In future filings please insure that the conclusion is at the reasonable assurance level and consistent with the view, in your third paragraph, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

We agree with your comment and will make the necessary modifications to Visa’s future Form 10-K and 10-Q filings.

Changes in Internal Control Over Financial Reporting, page 139

8.	We note your disclosure that “there were no significant changes in [y]our internal controls over financial reporting.” Please note that Item 308(c) of Regulation S-K requires that you disclose any changes to your internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of an annual report) that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Please confirm if true, that during your last fiscal quarter (the fourth fiscal quarter) ended September 30, 2010 that there were no changes to your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting and tell us how you would address revising your disclosures accordingly. Please confirm that you will provide conforming disclosure in future filings.

We confirm that, during the fiscal quarter ended September 30, 2010, there were no changes to Visa’s internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, Visa’s internal controls over financial reporting. Visa did acquire CyberSource in the fourth quarter of Fiscal Year 2010, however, its operations were immaterial to Visa’s overall global operations and therefore did not require any material changes to Visa’s internal controls over financial reporting.

We do not believe that any revisions to our previously provided disclosure are necessary, however, we will continue to monitor our processes and internal controls and will disclose any material changes in our future quarterly and annual reports as needed.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management, page 33 (Incorporated by reference from the definitive proxy statement filed December 14, 2010)

9.	It appears the beneficial ownership table only discloses the holders of five percent or more of Class A common stock and not holders of Class B or Class C common stock. Please tell us whether any persons or groups beneficially hold more than five percent of Class B or Class C common stock and, if so, provide us with a list of such holders and the beneficial ownership information for each. In addition, tell us what consideration you have given to disclosing the holders of more than five percent of Class B and Class C. Item 403(a) of Regulation S-K requires the disclosure of beneficial owners of more than five percent of “any class of registrant’s voting securities.” In this regard, we note that the holders of Class B and Class C have voting rights, albeit more limited than the rights of Class A holders.

The Company respectfully acknowledges the Staff’s comment. We note the Staff’s reference to Item 403(a) of Regulation S-K. However, as explained below, we do not believe that our class B common stock or class C common stock are classes of voting securities. Nonetheless, the following table presents holdings of beneficial owners of five percent or more of our class B common stock as reflected in our share register as of November 5, 2010. To the extent possible, we have aggregated the holdings of entities we know to be affiliates.

Shareholder (with known affiliates)	Percentage of Class B Common Stock
JPMorgan Chase Bank N.A.	23.27%
Bank of America Corporation	23.00
The PNC Financial Services Group Inc.	9.49
Citibank N.A.	5.54
U.S. Bank N.A.	5.13
Wells Fargo & Co.	5.04

The following table presents holdings of beneficial owners of five percent or more of our class C shares as reflected in our share register as of November 5, 2010. To the extent possible, we have aggregated the holdings of entities we know to be affiliates.

Shareholder (with known affiliates)	Percentage of Class C Common Stock
Citibank N.A.	9.63%
The Bank of Nova Scotia	6.12

In considering whether to include the holders of the class B or class C common stock in the beneficial ownership table required pursuant to Item 403 of Regulation S-K, the Company considered the definition of “voting securities” provided by Rule 12b-2 under the Securities Exchange Act of 1934 and that holders of our class B common stock and each holder of class C common stock have no present right to vote for the election of the Company’s directors or to vote on any matters on which stockholders of the Company generally are entitled to vote, including on the matters to be presented to the Company’s stockholders at the January 27, 2011, annual meeting. However, the Company does note that, in addition to any other vote required by law, for so long as any shares of class B common stock or class C common stock remain issued and outstanding:

•

the affirmative vote of the holders of a majority of the voting power of the class B common stock and class C common stock, voting together as a single class (in which vote the class A common stock will not participate) separate from all other classes or series of our capital stock, on an “as-converted basis,” is required for the approval of any consolidation, merger, combination or other transaction in which shares of class A common stock are exchanged for, converted into or changed into other stock or securities, or the right to receive cash or other property, unless the shares of class B common stock and the shares of class C common stock will be exchanged for or changed into the same per share amount of stock, securities, cash or any other property, as the case may be, for which or into which each share of class A common stock is exchanged, converted or changed; and

•

the affirmative vote of the holders of at least 80% of the voting power of the common stock of all classes and series, voting together as a single class separate from all other classes or series of our capital stock, shall be required to authorize us to exit our core payments business, i.e., to no longer operate a consumer debit/credit payments business.

Given that these rights are so substantially limited to only the most extraordinary transactions or actions involving the Company and that the holders of class B and class C common stock have no right to vote on the election of directors of the Company or on any matters on which stockholders of the Company generally are entitled to vote (including on the matters voted on by the Company’s stockholders at the January 27, 2011), the Company does not consider the class B or class C common stock to be among the voting securities of the Company.

Conference call held on October 26, 2010

10.	We note that you acquired CyberSource during the fourth quarter of your fiscal year 2010. Please clarify when you began reporting CyberSource revenues net of interchange. Please explain further the reason for this change and clarify whether this change had any impact on your financial statements in the fourth quarter.

We began to report CyberSource acquiring revenues net of interchange upon acquisition in July 2010. Management’s conclusion that net revenue reporting is appropriate was based on an analysis of the indicators provided in ASC 605-45, Revenue Recognition – Principal Agent Considerations. In evaluating these transactions, we concluded that net revenue reporting was most appropriate given that the role of CyberSource is to connect a merchant with other transaction processors. Accordingly, CyberSource: (i) is not the primary obligor of the payment card transaction, (ii) does not establish interchange rates, (iii) does not perform the underlying processing of the payment card transaction, and (iv) does not determine the service specifications for a payment card transaction. This conclusion was consistent with management’s overriding view that it is most meaningful to report acquiring revenue net of interchange, given that the amount of CyberSource income earned is independent of the amount of interchange passing through its system. Thus, reporting on a “net” basis best reflects the underlying economics of the transaction.

Form 8-K filed on November 15, 2010

11.	We note that beginning in fiscal year 2011, you have changed your income statement presentation for non-Visa transaction pass-through revenues and expenses from a “gross” reporting basis to a “net” reporting basis. While we understand that the classification will change, it would also appear, from your description here and in your verbal comments to analysts, that the reclassification is the result of an underlying change in accounting principle. Please tell us how you considered whether this is a change in accounting principle or a correction of an error in previously issued financial statements. Refer to ASC 250-10-45.

We have treated the change, from gross to net revenue reporting for non-Visa transaction pass-through revenue and expense, as a correction of an immaterial error by applying it prospectively, without recasting prior periods. Please refer to our response to comment 12 below for details regarding the financial statement impact, which supports our conclusion regarding materiality. Management did not consider this change to be a change in accounting principle, but rather a change in income statement presentation resulting from the application of accounting guidance to these specific transactions. Through Fiscal 2010 these transactions were immaterial to Visa’s financial statements, however given the expectation that these types of transactions would grow in the future, management reevaluated these type of transactions and believed that this change was required in order to report revenue consistently in a manner that best reflects underlying economics.

The accounting guidance, ASC 605-45, requires significant judgment and therefore may result in two companies reporting the same transaction differently. We have noticed differences in practice by registrants within the payments processing industry, including CyberSource. At the time, management was comfortable with the gross treatment given the immaterial impact to Visa’s financial statements, and the fact that numerous other registrants have reported and continue to report on a gross basis for similar transactions.

12.	In addition, for each period for which you previously accounted for these amounts in “gross”, tell us the amounts, the effects on the financial statement subtotals and totals, amounts of individual changes and the nature of the aggregated items being offset. In this regard, tell us whether these amounts are subject to precision or are estimates.

Included as Attachment A to this letter is a schedule detailing the gross amounts included in operating revenue and expense for Fiscal 2010 – 2008, the years covered in our audited financial statements, as well as the impact to the various financial statement subtotals and totals. Please note that operating income and net income were not impacted as the revenue and expense amounts completely off-set. No individual amounts offset within the operating revenue or expense subtotals. These amounts reflect precise pass-through transaction activity.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact Jim Hoffmeister at (650) 432-8165, Visa’s Global Corporate Controller.

Sincerely,

/s/ Byron H. Pollitt
Byron H. Pollitt
Chief Financial Officer

cc:	Joseph W. Saunders, Chairman of the Board and Chief Executive Officer

Robert Matschullat, Audit and Risk Committee Chairman

Thomas A. M’Guinness, Chief Corporate Counsel

James H. Hoffmeister, Global Corporate Controller

ATTACHMENT A

FY10 – Annual Impact

In Millions	As Reported	Pass- through	% of line	As Adjusted
Total operating revenue	8,065	(140)	-1.7%	7,925
Total operating expense	3,476	(140)	-4.0%	3,336

FY10 – Quarterly Impact

In Millions	As Reported	Pass- through	% of line	As Adjusted
Q1
Total operating revenue	1,960	(36)	-1.8%	1,924
Total operating expense	743	(36)	-4.8%	707
Q2
Total operating revenue	1,959	(31)	-1.6%	1,928
Total operating expense	837	(31)	-3.7%	806
Q3
Total operating revenue	2,029	(35)	-1.7%	1,994
Total operating expense	892	(35)	-3.9%	857
Q4
Total operating revenue	2,117	(38)	-1.8%	2,079
Total operating expense	1,004	(38)	-3.8%	966

FY09 – Annual Impact

In Millions	As Reported	Pass- through	% of line	As Adjusted
Total operating revenue	6,911	(109)	-1.6%	6,802
Total operating expense	3,373	(109)	-3.2%	3,264

FY09 – Quarterly Impact

In Millions	As Reported	Pass- through	% of line	As Adjusted
Q1
Total operating revenue	1,960	(22)	-1.1%	1,938
Total operating expense	743	(22)	-3.0%	721
Q2
Total operating revenue	1,959	(26)	-1.3%	1,933
Total operating expense	837	(26)	-3.1%	811
Q3
Total operating revenue	2,029	(28)	-1.4%	2,001
Total operating expense	892	(28)	-3.1%	864
Q4
Total operating revenue	2,117	(33)	-1.6%	2,084
Total operating expense	1,004	(33)	-3.3%	971

FY08 – Annual Impact

In Millions	As Reported	Pass- through	% of line	As Adjusted
Total operating revenue	6,263	(73)	-1.2%	6,190
Total operating expense	5,031	(73)	-1.5%	4,958

FY08 – Quarterly Impact

In Millions	As Reported	Pass- through	% of line	As Adjusted
Q1
Total operating revenue	1,488	(17)	-1.1%	1,471
Total operating expense	810	(17)	-2.1%	793
Q2
Total operating revenue	1,453	(17)	-1.2%	1,436
Total operating expense	1,104	(17)	-1.5%	1,087
Q3
Total operating revenue	1,613	(19)	-1.2%	1,594
Total operating expense	965	(19)	-2.0%	946
Q4
Total operating revenue	1,709	(20)	-1.2%	1,689
Total operating expense	2,152	(20)	-0.9%	2,132